

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

<u>Via E-mail</u>
Mr. Samuel Zia
President and Chief Executive Officer
Leviathan Minerals Group Incorporated
J1. Muara Karang Raya No. 48
Jakarta Utara, Indonesia 14450

> **Re: Leviathan Minerals Group Incorporated**
> **Form 8-K**
> **Filed August 26, 2011**
> **File No. 0-53926**

Dear Mr. Zia:

This letter confirms that we completed our review of your filings on April 20, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director